Exhibit 99.3*

37 CAPITAL INC.

PROPERTY, PLANT AND EQUIPMENT AND

ACCUMULATED AMORTIZATION (DEPRECIATION AND DEPLETION) THEREOF

Schedules III and IV

	Balance Beginning of Period	Additions	Disposals and Retirements	Other Charges	Balance, End of Period
2021
Property, plant & equipment
Machinery & equipment	0	0	0	0	0
Accumulated amortization
Machinery and equipment	0	0	0	0	0

2020
Property, plant & equipment
Machinery & equipment	0	0	0	0	0
Accumulated amortization
Machinery and equipment	0	0	0	0	0

2019
Property, plant & equipment
Machinery & equipment	0	0	0	0	0
Accumulated amortization
Machinery and equipment	0	0	0	0	0